UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response ..............2.50 SEC FILE NUMBER: 000-49631 CUSIP NUMBER: 88101C 106

(Check One):  X    Form 10-K        Form 20-F        Form 11-K        Form 10-Q    ___Form 10-D       Form N-SAR

        ____Form N-CSR

For Period Ended:  May 31, 2008

[  ]  Transition Report on Form 10-K

[  ]  Transition Report on Form 20-F

[  ]  Transition Report on Form 11-K

[  ]  Transition Report on Form 10-Q

[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    TERRA NOSTRA RESOURCES CORP.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  790 EAST COLORADO BLVD, 9TH FLOOR

City, State and Zip Code:  PASADENA, CA  91101

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)      X

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Form 10-K for the period ended May 31st 2008 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  The Registrant was unable to complete analysis of all financial and non-financial information needed to be included in the report.  Management is in the process of finalizing the operating results of its Chinese Joint Ventures.  The Form 10-K will be filed as soon as practicable and within the 15 day extension period.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

SUN LIU JAMES PO

626

796-0088

(Name)

(Area Code)

(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).       X      Yes               __ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       X      Yes               __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Terra Nostra expects to report results of operations for the one year period ended May 31st, 2008 that are significantly different than its results of operations from the same period in the previous year due primarily to the ramp-up of stainless steel operations, costs of financings incurred during the period and costs associated with increased general and operating expenditures.  As a result of these events, Terra Nostra will report consolidated revenues and expenditures during the twelve month period ended May 31st, 2008 which we expect to differ considerably from the figures reported in the twelve month period ended May 31st, 2007.

A quantitative estimate of the change cannot be made at this time, because our financial statements have not yet been completed.

Additionally, the Company’s independent public accountants may have identified certain anomalies within the Joint Venture (“JV”) financial reporting related to reported earnings and pre-paid expenses. Additional testing is being undertaken to determine the nature and extent of any such possible anomalies.  Management has determined that these anomalies relate to earnings for this quarter and possibly earnings disclosed in prior quarters. Once the additional testing is complete management will determine if a restatement to prior period reports is required; and, the Company has also identified possible anomalies with respect to the annual filing requirements for the Stainless Steel Joint Venture (SQSS).   In a review of requirements which would allow the Company to  repatriate its share of profits from these operations management has identified that SQSS is delinquent in filing certain government tax returns in the Peoples Republic of China which precludes the Company from repatriating profits at this time. The Company is working with management of its JV operations and its firm of independent public accountants to resolve issues identified as part of the audit of the consolidated operations for the fiscal year ended May 31, 2008.

TERRA NOSTRA RESOURCES CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 15, 2008

By:

“Sun Liu James Po”

Name and Title:  Sun Liu James Po, CEO

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.  Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T (section 232.13(b) of this chapter.